UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-28303

CUSIP NUMBER
46128-X-107

(Check one): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION Investamerica, Inc. Full Name of Registrant
Not applicable Former Name if Applicable
1776 Park Avenue, #4 Address of Principal Executive Office (Street and Number) Park City, Utah 84060 City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-QSB Quarterly Report due to the fact that the Registrant is currently in the process of finalizing its quarterly filing and the Registrant's auditors were therefore unable to complete their review of the Form 10-QSB prior to the due date of the Form 10-QSB. It is anticipated that the Form 10-QSB Quarterly Report for the quarterly period ended June 30, 2001 will be filed on or before the 5th calendar day following the prescribed due date of the Registrant's Form 10-QSB. A copy of the letter from the Registrant's auditor, dated August 15, 2001, is attached to this Notification of Late Filing.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Brian Heard (604) 473-2558
(Name, Area Code, Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

INVESTAMERICA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2001

By: /s/ Brian Heard
Brian Heard, President/Director

 (LETTER FROM AUDITOR ATTACHED)
Deloitte & Touche LLP P.O. Box 49279 Four Bentall Centre 2100 - 1055 Dunsmuir Street Vancouver, British Columbia V7X 1P4 Tel: (604) 669 4466 Fax: (604) 685 0395 www.deloitte.ca

August 15, 2001

Securities and Exchange Commission
Mail Stop 9-5
450 5th Street, N.W.
Washington, D.C.
20549

Ladies and Gentlemen:

We have read and agree with the comments in Part III of Form 12(b)-25 "Notification of Late Filing" filed by InvestAmerica, Inc. on August 15, 2001.

Yours truly,

/s/ Deloitte & Touche

Chartered Accountants
Vancouver, British Columbia

GI/kb